FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For January 19, 2006
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                      Form 20-F [X]       Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________

                                  EXHIBIT INDEX


Exhibit     Date                Description of Exhibit
-------     ----                ----------------------

  1       2006/1/19      Konami and IIJ will Establish a Joint Venture Company,
                         to operate Comprehensive Portal Sites

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Internet Initiative Japan Inc.




Date:  January 19, 2006            By:    /s/ Koichi Suzuki
                                        ----------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer
                                          and Representative Director

Exhibit 1
---------

             Konami and IIJ will Establish a Joint Venture
            Company, to Operate Comprehensive Portal Sites

    TOKYO--(BUSINESS WIRE)--Jan. 19, 2006--Konami Corporation (headquartered in Chiyoda-ku Tokyo, hereafter referred to as "Konami") and Internet Initiative Japan Inc. (headquartered in Chiyoda-ku Tokyo, hereafter referred to as "IIJ") today announced that the both companies agreed to establish a joint venture company, "Internet Revolution Inc." (hereafter referred to as "i-revo"), for operating comprehensive portals sites.
    "i-revo" will provide portal sites, merging Konami's expertise in developing digital entertainment content and IIJ's cultivated highly reliable technologies for developing system and network operations. In the network society seeking convenience and efficiency, "i-revo" will offer content and sites that will be cherished by a wide range of users from children to the elderly, through services focusing on "relationships, sense of security, user-friendly and impression."
    Internet is now inseparable to our society, due to remarkable advances in digital technology and development of infrastructure. Internet has become an integral part of people's lives. In addition, in today's digitalized society, "individuality" is getting more attention and is widespread. "i-revo" will provide online community which will bring users comfort and warmth through operating comprehensive portal site features linking "individuality" to " individuality". "i-revo" also will enhance the importance of the internet though its ideas and services.


1. Summary of a joint venture company

(1)Registered name           Internet Revolution Inc.
(2)Date of incorporation     February 1, 2006
(3)Head office location      6-10-1, Roppongi, Minato-ku, Tokyo
                              (Roppongi Hills)
(4)Capital                   1,250 million yen
(5)Amount of investment      2,500 million yen
(6)Investment ratio          Konami 70% IIJ 30%

* Internet Revolution Inc. will become a consolidated subsidiary of Konami and an equity method affiliate of IIJ

(7)Main business            Operating the Internet portal sites
(8)Directors
   Representative Director: Kazuya Takahashi
                            (President of Online Company, Konami)
   Director:                Hiroshi Nagaoka
                            (Senior Manager of Online Company, Konami)
   Director:                Takashi Taniguchi
                            (General Manager of System Engineering
                             and Operation Division, IIJ)
   Director (External):     Akira Tamai
                            (Corporate Officer and Division Director
                             of Finance and Accounting, Konami)
   Director (External):     Hideshi Hojo
                            (Managing Director, General Manager of
                             Sales Department, IIJ)

2. Summary of Services

(1) Name:  i-revo

(2) Commencement Date: Mid-March, 2006

(3) Content:     - New communication service
                 - Internet connectivity service
                 - Distribution of products related to music and video
                 - Distribution of games
                 - Search service
                 - Information service
                 - E-commerce


    --  Statement by Kagemasa Kozuki, President, Konami Corporation

    Konami has strengthened the online business with our expertise in developing content and digital technologies in our digital entertainment business. By establishing a joint venture company with IIJ which has proven Internet technologies and operation, we will offer portal sites which every user can make use with enjoyment and sense of security.
    We appreciate your continuing support.

    --  Statement by Koichi Suzuki, President and CEO, Internet
        Initiative Japan Inc.

    IIJ has provided a highly reliable network solution as core competence to mainly companies, government, other public offices and carriers. We will contribute to the further realization of safer and user-friendly network society through the provision of the integrated Internet service including new concepts and technologies with Konami which has leading content in the world.

    --  Statement by Kazuya Takahashi, President, Internet Revolution
        Inc.

    We will promote the business which will bring revolutionary change to the Internet industry by taking advantage of Konami's expertise in content services, and IIJ's Internet technologies. We will provide services which match people's lives and bring happiness and excitement to users. Though this, we aim to be a company needed in society. We hope that users will feel the message, "relationships, sense of security, user-friendly and impression" through the services. As always, we appreciate your support.

    Corporate Data

    --  KONAMI CORPORATION

    Konami Corporation was established in1973. Konami has Digital Entertainment business including 'Computer & Video Games', 'Toy & Hobby', 'Amusement', 'Online' and 'Multi-Media', Health & Fitness business and Gaming & System business.
    Konami was listed on the first section of the Tokyo Stock Exchange, the Stock Exchange of Singapore, the London Stock Exchange and the New York Stock Exchange.

    --  Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the Mothers market of Tokyo Stock Exchange in 2005. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: KONAMI CORPORATION Publicity Group
             Tel: +81-3-4332-0573
             Fax: +81-3-5220-9905
             Email: press@konami.com
             www.konami.net
             or
             Internet Initiative Japan Inc.
             Corporate Communications
             Tel: +81-3-5259-6310
             Fax: +81-3-5259-6311
             E-mail: press@iij.ad.jp
             www.iij.ad.jp